HIGHWAY HOLDINGS LIMITED

Landmark North, Suite 1801, Level 18

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

February 7, 2012

Via EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highway Holdings Limited
Form 20-F for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 0-28990

Dear Mr. Cash:

By letter dated January 24, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, Highway Holdings Limited, with comments to this company’s Annual Report on Form 20-F for the year ended March 31, 2011. This letter contains the responses of Highway Holdings Limited to the Staff’s comments.

Form 20-F for the fiscal year ended March 31, 2011

Item 5 – Operating and Financial Review and Prospects, page 32

Results of Operations, page 33

1. We agree that, in future annual filings, we will expand our results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted our results between comparative periods, including the items listed in the Staff’s comment letter.

* * * * *

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the Form 20-F to the undersigned at 011 86 755 2813 6056, or to Istvan Benko, the Company’s SEC counsel, at (310) 789-1226.

Very truly yours,

/s/ ALAN CHAN
Alan Chan Chief Financial Officer

 cc: Istvan Benko, Esq.